UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Calamos Asset Management, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12811R104
(CUSIP Number)

NICHOLAS V. TOMPRAS
ALPINE INVESTMENT MANAGEMENT LLC
8000 Maryland Ave.
Suite 700
Clayton, MO 63105
(314) 932-7600

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Alpine Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,244,993
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,244,993
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 1,244,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Alpine Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 56,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 56,600
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 56,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Nicholas V. Tompras
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,244,993
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,244,993
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 1,244,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 12811R104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Alpine is a registered investment adviser that acts as direct adviser to certain separately managed accounts and VO Partners. The Shares purchased by Alpine were purchased with working capital of the managed accounts (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,244,993 Shares beneficially owned by Alpine is approximately $13,810,020, including brokerage commissions.  The aggregate purchase price of the 56,600 Shares beneficially owned by APM is approximately $646,010, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 23, 2012, the Reporting Persons delivered a letter (the “August Letter”) to the Lead Independent Director of the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the August Letter, the Reporting Persons articulated to the Lead Independent Director that retaining the approximately $5 per share in public shareholder only cash and Deferred Tax Assets confiscates value from public shareholders and presents a conflict of interest between public shareholders and Calamos Family Partners, Inc. (“CFP”).  The Reporting Persons, as long term investors, expressed their interest in the financial health and success of the Issuer and reiterated that retaining the $5 per share of public shareholder only value does not further these goals.  The Reporting Persons presented a simple solution to the Lead Independent Director to prevent negative brand implications, to align the interests of public shareholders and CFP and to finally unlock significant shareholder value that has been hidden for years.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 20,358,983 Shares outstanding, as of July 31, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2012.

As of the close of business on August 22, 2012, Alpine may be deemed to beneficially own 1,244,993 Shares, constituting approximately 6.1% of the Shares outstanding.  APM may be deemed to beneficially own 56,600 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationships with Alpine and APM discussed in further detail in Item 2, Mr. Tompras may be deemed to beneficially own the Shares owned by Alpine and APM.

CUSIP NO. 12811R104

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer since the filing of the Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Lead Independent Director of Board of Directors of the Issuer Dated August 23, 2012

CUSIP NO. 12811R104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2012.	Alpine Investment Management, LLC

	By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Chief Executive Officer

Alpine Partners Management, LLC

By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Managing Member

/s/ Nicholas V. Tompras
Nicholas V. Tompras

CUSIP NO. 12811R104

SCHEDULE A

Transactions in the Shares Since the Filing of Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Alpine Investment Management, LLC

1,375	10.7173	07/27/2012
115	10.5420	07/27/2012
135	10.5420	07/27/2012
695	10.5089	07/30/2012
400	10.5800	07/30/2012
(200)	10.5700	07/30/2012
(300)	10.5700	07/30/2012
520	10.7408	07/31/2012
630	10.5702	07/31/2012
190	10.7281	07/31/2012
1,305	10.7408	07/31/2012
2,470	10.6846	07/31/2012
8,765	10.7373	08/01/2012
(225)	10.7441	08/01/2012
47,779	10.7175	08/02/2012
31,985	11.0116	08/03/2012
10,135	11.0022	08/06/2012
1,610	10.9860	08/07/2012
1,085	10.8577	08/08/2012
4,940	10.7343	08/10/2012
27,955	10.7448	08/13/2012
19,680	10.9725	08/14/2012
755	10.9089	08/16/2012
4,485	10.9873	08/17/2012
3,075	10.9522	08/20/2012
22,940	11.2492	08/21/2012
1,145	10.8729	08/22/2012

Alpine Partners Management, LLC

15,600	10.8023	08/01/2012

Nicholas V. Tompras

None.